EXHIBIT 99.1

Brookfield Infrastructure Partners Submits Written Consent to the TSX as Evidence of Brookfield Infrastructure Corporation Security Holder Approval of the Inter Pipeline Ltd. Offer and Share Issuance

BROOKFIELD NEWS, July 26, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) and Brookfield Infrastructure Corporation (“BIPC”) (NYSE: BIPC; TSX: BIPC), announced today that in connection with the previously announced offer (the “Offer”, as amended on June 4, 2021, June 21, 2021, July 13, 2021 and July 19, 2021) by Brookfield Infrastructure to acquire all the outstanding common shares of Inter Pipeline Ltd. (“IPL”), BIP, which beneficially owns the sole class B multiple voting share in the capital of BIPC that is entitled to 75% of the total votes cast at BIPC shareholder meetings, has provided the Toronto Stock Exchange (“TSX”) with written consent confirming that it is in favor of the Offer and the issuance of class A exchangeable subordinate shares (“BIPC Shares”) in connection with the Offer (the “BIPC Share Issuance”). This written consent satisfies the BIPC security holder approval requirement of the TSX. Please refer to BIP’s press releases dated June 2, 2021, June 18, 2021, July 13, 2021, July 15, 2021 and July 19, 2021 for further details of the Offer.

Under the Offer, each IPL shareholder will have the ability to elect to receive, per IPL share, C$20.00 in cash or 0.250 of a BIPC Share, or, solely in the case of eligible Canadian IPL shareholders seeking a rollover for tax purposes, 0.250 of an exchangeable security (each an “Exchangeable Unit”) to be issued by an indirect subsidiary of BIP (“Exchange LP”), subject to pro-ration in respect of the BIPC Shares and Exchangeable Units. The maximum aggregate number of BIPC Shares issuable (including as a result of the exchange of Exchangeable Units issuable in connection with the Offer, including pursuant to supplementary elections) is 36,000,000 BIPC Shares, subject to any adjustments to account for rounding (representing approximately 80% of the 44,953,247 issued and outstanding BIPC Shares as at March 31, 2021). The Offer is open for acceptance until 5:00 p.m. (Mountain Time) on August 6, 2021.

Under applicable TSX rules, the BIPC Share Issuance requires the approval of BIPC security holders, as the maximum number of BIPC Shares issuable in connection with the Offer (including as a result of the exchange the Exchangeable Units issuable in connection with the Offer) exceeds 25% of the total number of outstanding BIPC Shares. BIPC has relied on the exemption available in section 604(d) of the TSX Company Manual to provide TSX with written evidence that holders of more than 50% of the voting securities of BIPC are familiar with the terms of the Offer and the BIPC Share Issuance and are in favor of it, in lieu of a duly called meeting of security holders. TSX will generally not require further security holder approval for the issuance of up to an additional 9,000,000 BIPC Shares in connection with the Offer, such number being 25% of the number of securities approved by security holders for the Offer.

The Offer is being effected at arm’s length and the issuance of BIPC Shares is not expected to materially affect control of BIPC. The BIPC Share Issuance and the Offer are expected to close not earlier than five (5) business days after dissemination of this press release.

Brookfield Infrastructure encourages IPL shareholders to read the full details of the Offer set forth in the Offer to Purchase and Bid Circular (the “Offer and Circular”, as amended on June 4, 2021, June 21, 2021, July 13, 2021 and July 19, 2021), which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Offer.

Shareholders who have questions or require assistance in depositing IPL shares to the Offer, IPL shareholders should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Copies of the Offer and Circular are available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of BIPC will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

In connection with the Offer, Brookfield Infrastructure has filed a Registration Statement on Form F-4, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, which has not yet become effective, which contain a prospectus relating to the Offer. The BIPC Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT, AS AMENDED, AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, AS EACH BECOMES AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BROOKFIELD INFRASTRUCTURE, IPL AND THE OFFER. Materials filed with the SEC are available electronically without charge at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000 and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure.

BIP and BIPC are foreign private issuers and Brookfield Infrastructure is permitted to prepare the offer to purchase and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIP and BIPC prepare their financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of IPL should be aware that the disposition of their common shares and the acquisition and ownership of BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase, and holders of IPL shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the offeror, BIP, BIPC and IPL is formed under the laws of a non-U.S. jurisdiction, that, some or all of their respective officers and directors and some or all of the experts named in the offering documents may reside outside of the United States, and that all or a substantial portion of the assets of the offeror, BIP, BIPC or IPL and such persons may be located outside the United States. IPL shareholders in the United States may not be able to sue the offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES TO BE OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories. To the extent information about such purchases is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform IPL shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Shareholder Questions / Tendering Assistance:
Laurel Hill Advisory Group
North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)
Email: assistance@laurelhill.com